Exhibit 99.1

VisionChina Media Inc. Announces Third Quarter 2014 Results

BEIJING, Dec. 17, 2014 /PRNewswire/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), one of China's largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights

•	Total revenues in the third quarter of 2014 were $29.7 million, an increase of 4.0% compared to $28.5 million in the third quarter of 2013.

•	Gross profit in the third quarter of 2014 was $7.6 million, representing an increase of 9.1% compared with gross profit of $6.9 million in the third quarter of 2013.

•	Operating loss in the third quarter of 2014 improved to $1.5 million, compared to an operating loss of $2.9 million in the year-ago period.

•	Net loss attributable to VisionChina Media shareholders ("GAAP net income") in the third quarter of 2014 was $2.9 million, compared with GAAP net loss of $3.7 million in the year-ago period.

•	Non-GAAP net loss attributable to VisionChina Media shareholders[1] was $2.8 million in the third quarter of 2014, compared to non-GAAP net loss of $3.5 million in the year-ago period.

•	Basic and diluted net loss per American depositary share ("ADS") attributable to VisionChina Media shareholders in the third quarter of 2014 was $0.56 and $0.56, respectively, compared with $0.73 and $0.73, respectively, in the year-ago period. (One ADS represents twenty ordinary shares).

•	As of September 30, 2014, the Company had cash and cash equivalents of $18.2 million. Net cash used in operating activities was $2.3 million in the third quarter of 2014.

Third Quarter 2014 Operating Metrics

•	As of September 30, 2014, the Company's network covered 19 cities secured either by exclusive agency agreements or joint venture contracts, and included 102,203 digital displays on mass transit systems.

•	Total broadcasting hours in the Company's network in the third quarter of 2014 were 37,978 hours.

•	Average advertising revenue per broadcasting hour in the Company's network decreased to $630 in the third quarter of 2014, compared with $687 in the year-ago period.

•	The Company sold an average of 9.58 advertising minutes per broadcasting hour in its network in the third quarter of 2014, an increase of 24% compared with 7.95 advertising minutes in the year-ago period.

"Despite an uncertain macroeconomic outlook during the second half of 2014, we achieved notable year-over-year growth in our advertising business," said Mr. Limin Li, Chairman and Chief Executive Officer of VisionChina Media. "We restructured the historically unprofitable Beijing subway concession contract into a non-exclusive deal, and we will continue to implement additional cost control measures across our subway businesses to substantially lower the fix media cost of our network. We believe these measures will create a healthy cost structure and position us for continued long-term margin improvement."

Third Quarter 2014 Results

VisionChina Media's total revenues were $29.7 million in the third quarter of 2014, representing an increase of 4.0% from $28.5 million in the third quarter of 2013 and a decrease of 2.7% from $30.5 million in the second quarter of 2014.

Total broadcasting hours in the third quarter of 2014 were 37,978 hours, compared to 39,930 hours in the third quarter of 2013 and 38,039 hours in the second quarter of 2014.

Average advertising revenue per broadcasting hour was $630 in the third quarter of 2014, compared with $687 in the third quarter of 2013 and $734 in the second quarter of 2014.

In the third quarter of 2014, the Company sold a total of 363,927 advertising minutes across its network, an increase of 19% compared with 305,926 advertising minutes in the third quarter of 2013 and an increase of 11% compared with 329,021 advertising minutes in the second quarter of 2014.

The Company sold an average of 9.58 advertising minutes per broadcasting hour in the third quarter of 2014, an increase of 24% compared with 7.95 advertising minutes per broadcasting hour in the third quarter of 2013 and an increase of 11% compared with 8.65 advertising minutes per broadcasting hour in the second quarter of 2014.

Media costs, the most significant component of our advertising service costs, were $18.9 million in the third quarter of 2014, representing 85.7% of total advertising service costs, compared with $17.5 million, or 81.1% of total advertising service costs, in the third quarter of 2013, and $18.0 million, or 81.3% of total advertising service costs, in the second quarter of 2014.

Gross profit in the third quarter of 2014 was $7.6 million, compared with gross profit of $6.9 million in the third quarter of 2013 and gross profit of $8.2 million in the second quarter of 2014.

Advertising service gross margin was 25.4% in the third quarter of 2014, compared with gross margin of 23.4% in the third quarter of 2013 and gross margin of 26.9% in the second quarter of 2014.

Selling and marketing expenses were $4.5 million in the third quarter of 2014, representing a decrease of 36.9% from $7.1 million in the third quarter of 2013 and an increase of 20.3% from $3.7 million in the second quarter of 2014. Selling and marketing expenses accounted for 15.2% of the Company's advertising service revenue in the third quarter of 2014, compared with 25.3% in the third quarter of 2013 and 12.3% in the second quarter of 2014.

General and administrative expenses were $3.3 million in the third quarter of 2014, representing an increase of 32.1% from $2.5 million in the third quarter of 2013 and an increase of 3.3% from $3.2 million in the second quarter of 2014.

Operating loss was $1.5 million in the third quarter of 2014, including a non-recurring charge of $1.8 million incurred for the restructuring of our exclusive concession contract with Beijing Subway, compared with an operating loss of $2.9 million in the third quarter of 2013 and an operating profit of $2.0 million in the second quarter of 2014.

Share of profits from equity method investments amounted to $0.2 million in the third quarter of 2014, compared with share of loss of $0.4 million in the third quarter of 2013 and share of loss of $0.05 million in the second quarter of 2014.

The Company recorded net interest expense of $1.4 million in the third quarter of 2014, compared with net interest expense of $0.2 million in the third quarter of 2013 and net interest expense of $1.1 million in the second quarter of 2014.

The Company recorded income tax expense of $0.04 million in the third quarter of 2014, compared with income tax expense of $0.05 million in the third quarter of 2013 and income tax expense of $0.05 million in the second quarter of 2014.

Net loss attributable to VisionChina Media shareholders (GAAP) was $2.9 million in the third quarter of 2014, compared with a net loss attributable to VisionChina Media shareholders of $3.7 million in the third quarter of 2013 and net income attributable to VisionChina Media shareholders of $2.4 million in the second quarter of 2014.

Basic and diluted net loss per ADS (GAAP) was $0.56 and $0.56 respectively in the third quarter of 2014.

The Company's non-GAAP financial measure, net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses and contingent loss in connection with litigation, was $2.8 million in the third quarter of 2014, compared to non-GAAP net loss of $3.5 million in the third quarter of 2013 and non-GAAP net income of $2.5 million in the second quarter of 2014.

As of September 30, 2014, the Company had 102,203 digital television displays in its network, compared with 110,383 as of September 30, 2013 and 111,203 as of June 30, 2014.

As of September 30, 2014, the Company had cash and cash equivalents of $18.2 million, compared with $31.8 million as of June 30, 2014. The Company's net cash used in operating activities was $2.3 million in the third quarter of 2014. The Company made a $7.7 million payment for upfront settlement of the litigation with former Digital Media Group shareholders in the third quarter. The Company expects net cash from operating activities to be no less than $1.2 million for the fourth quarter of 2014.

Depreciation and amortization was $0.9 million and capital expenditures were $0.3 million in the third quarter of 2014.

Conference Call

VisionChina Media's management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on December 17, 2014 (9:00 a.m. Beijing/Hong Kong Time on December 18, 2014).

U.S. Toll Free: +1-866-519-4004
U.S. Toll: +1-845-675-0437
Hong Kong Toll: +852-3018-6771
International Toll: +65-6723-9381
Passcode for all regions: VisionChina

A replay of the conference call may be accessed by phone at the following numbers until December 25, 2014.

U.S. Toll Free: +1-855-452-5696
U.S. Toll: +1-646-254-3697
International Toll: +61-2-8199-0299
Conference ID: 38606096

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media's website at http://www.visionchina.cn .

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2014, VisionChina Media's advertising network included 102,203 digital television displays on mass transportation systems in 19 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media's consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses and contingent loss in connection with a litigation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media's operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media's liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi
VisionChina Media Inc.
Tel: +86-134-2090-9426
E-mail: shuning.yi@visionchina.cn

In the United States:

The Piacente Group, Inc.
Glenn Garmont
Tel: +1-212-481-2050
E-mail: visionchina@tpg-ir.com

1	Non-GAAP net income attributable to VisionChina Media shareholders is a non-GAAP financial measure, which is defined as net income attributable to VisionChina Media shareholders excluding share-based compensation expenses and contingent loss in connection with a litigation.

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousand U.S. dollars)

	September 30, 2014	June 30, 2014	December 31, 2013
	(Unaudited)	(Unaudited)	(Note 1)

ASSETS
Current Assets:
Cash and cash equivalents	18,216	31,845	38,949
Restricted cash	488	-	12,856
Accounts receivable, net	51,560	48,424	39,065
Amounts due from related parties	2,233	2,058	2,329
Prepaid expenses and other current assets	15,805	14,837	19,087
Total current assets	88,302	97,164	112,286
Non-current Assets:
Fixed assets, net	6,142	6,726	7,884
Intangible assets	371	386	418
Investments under equity method	7,890	7,725	7,622
Other investments	3,118	3,118	3,140
Long- term prepayments and deposits	16,167	18,652	18,820
Restricted cash	1,138	812	818
Deferred tax assets	26	69	153
Total non-current assets	34,852	37,488	38,855
TOTAL ASSETS	123,154	134,652	151,141

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	16,251	18,683	26,340
Accounts payable	10,519	8,072	5,745
Amounts due to related parties	1,262	1,169	1,678
Consideration payable	-	7,713	75,800
Convertible note - maturity within one year	4,000	4,000	-
Derivative instrument - embedded conversion option	3,459	3,518	-
Income tax payable	-	-	51
Accrued expenses and other current liabilities	21,829	23,049	20,017
Total current liabilities	57,320	66,204	129,631
Non-current Liabilities:
Convertible note - maturity over one year	50,803	50,586	-
Other non-current liabilities	2,159	2,159	2,175
Total non-current liabilities	52,962	52,745	2,175
Total liabilities	110,282	118,949	131,806

Equity:
Common shares	10	10	10
Additional paid-in capital	343,913	343,864	343,512
Accumulated deficit	(372,008)	(369,141)	(364,105)
Accumulated other comprehensive income	39,393	39,370	39,908
Total VisionChina Media Inc. shareholders' equity	11,308	14,103	19,325
Noncontrolling interest	1,564	1,600	10
Total equity	12,872	15,703	19,335
TOTAL LIABILITIES AND EQUITY	123,154	134,652	151,141

Note 1: Information extracted from the audited consolidated financial statements included in the Company's 2013 annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2014 and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	September 30, 2014	June 30, 2014	September 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising service revenue	29,569	30,351	28,175
Other revenue	82	118	345
Total revenues	29,651	30,469	28,520
Cost of revenues:
Advertising service cost	(22,068)	(22,187)	(21,579)
Other cost	(33)	(111)	(17)
Total cost of revenues	(22,101)	(22,298)	(21,596)
Gross profit	7,550	8,171	6,924
Operating expenses:
Selling and marketing expenses	(4,504)	(3,745)	(7,136)
General and administrative expenses	(3,324)	(3,217)	(2,517)
Total operating expenses	(7,828)	(6,962)	(9,653)
Share of profits/(losses) from equity method investees	163	(49)	(395)
Government grant	438	608	179
Dividend income from cost method investments	-	255	-
Other operating expense	(1,832)	-	-
Operating (loss)/profit	(1,509)	2,023	(2,945)
Interest income	100	73	122
Interest expense	(1,508)	(1,167)	(292)
Other income	57	1,515	(556)
Net (loss)/income before income taxes	(2,860)	2,444	(3,671)
Income tax expenses	(43)	(47)	(52)
Net (loss)/income	(2,903)	2,397	(3,723)
Net loss attributable to noncontrolling interest	36	24	21
Net (loss)/income attributable to VisionChina Media Inc. shareholders	(2,867)	2,421	(3,702)

Net (loss)/income per share:
Basic	(0.03)	0.02	(0.04)
Diluted	(0.03)	0.02	(0.04)

Net (loss)/income per ADS (1):
Basic	(0.56)	0.48	(0.73)
Diluted	(0.56)	0.42	(0.73)

Weighted average number of shares used in computation of net (loss)/income per share:
Basic	101,572,004	101,572,004	101,366,632
Diluted	101,572,004	154,511,899	101,366,632

Weighted average number of ADS used in computation of net (loss)/income per ADS:
Basic	5,078,600	5,078,600	5,068,332
Diluted	5,078,600	7,725,595	5,068,332

Share-based compensation expenses during the related periods included in:
Cost of revenues	(5)	(5)	(13)
Selling and marketing expenses	(2)	(3)	(91)
General and administrative expenses	(42)	(42)	(70)
Total	(49)	(50)	(174)

Reconciliation from GAAP net (loss)/income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net loss attributable to VisionChina Media Inc. shareholders:
Net (loss)/income attributable to VisionChina Media Inc. shareholders (GAAP)	(2,867)	2,421	(3,702)
Add back share-based compensation expenses	49	50	174
Net (loss)/income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(2,818)	2,471	(3,528)

Note 1: ADS amounts adjusted for a change in the ratio of the Company's American Depositary Shares ("ADSs") to common shares ("Shares") from 1:1 to 1:20 ("Ratio Change"), effective as of December 12, 2012.